EverQuote, Inc.

210 Broadway

Cambridge, MA 02139

June 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	EverQuote, Inc. Registration Statement on Form S-1 File No. 333-225379 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, EverQuote, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-225379), as amended, so that it may become effective at 4:00 p.m. Eastern time on June 27, 2018, or as soon thereafter as practicable. Please contact David Westenberg of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at (617) 526-6626, or in his absence, Timothy Kulis at (617) 526-6205, to provide notice of effectiveness, or if you have any other questions regarding this matter.

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Very truly yours, EVERQUOTE, INC.

By:	/s/ David Mason
	Name:	David Mason
	Title:	General Counsel and Secretary

Signature Page to Acceleration Request